Exhibit 12.1

Viking Therapeutics, Inc.

Statement Regarding the Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2013, 2014, 2015, 2016, and 2017, and the three months ended March 31, 2018. As the ratios of earnings to fixed charges indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings consist of (i) loss from continuing operations before income taxes, and (ii) fixed charges. Fixed charges consist of interest expense, amortization of debt issue costs and an estimate of the interest portion of rent expense.

(In thousands)	Year Ended December 31,
	2013	2014	2015	2016	2017	3 Months Ended March 31, 2018
Earnings:
Net Loss	$(146)	$(21,884)	$(23,404)	$(14,732)	$(20,578)	$(3,551)
Add: Fixed charges	27	691	1,072	1,978	1,463	303
Earnings as defined	$(119)	$(21,193)	$(22,332)	$(12,754)	$(19,115)	$(3,248)
Fixed Charges:
Amortization of debt discount	18	558	894	1,788	1,283	258
Interest expense	6	71	131	106	97	24
Estimated interest within rental expense (1)	2	62	47	84	83	21
Total fixed charges	$27	$691	$1,072	$1,978	$1,463	$303
Ratio of Earnings to Fixed Charges (2)	-	-	-	-	-	-
Deficiency of earnings to cover fixed charges	$(146)	$(21,884)	$(23,404)	$(14,732)	$(20,578)	$(3,551)

(1) Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest (one-third of rental expense).

(2) We did not record earnings for the periods indicated in the table above. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges for such periods.